Principal Diversified Select Real Asset Fund
Supplement dated May 1, 2023
to the Prospectus dated August 1, 2022
(as previously supplemented)

This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.
IMPORTANT NOTICE REGARDING FUND CHANGES
On April 27, 2023, the Board of Trustees (the “Board”) of Principal Diversified Select Real Asset Fund (the     “Fund”) approved a change to the Fund’s name from Principal Diversified Select Real Asset Fund to Principal Real Asset Fund. The Board also approved a change in the Fund’s diversification classification from “diversified” to “non-diversified” and a change to the related fundamental policy (together, the “Proposed Changes”). Fund shareholders of record on July 14, 2023, are entitled to vote on the Proposed Changes at a Special Meeting of Shareholders of the Fund tentatively scheduled for August 31, 2023. Additional information about the Proposed Changes will be provided in the Proxy Statement that is expected to be sent to record date Fund shareholders on or about July 24, 2023. The Proposed Changes, if approved by Fund shareholders, are expected to be effective on or about September 1, 2023. However, the Fund’s officers have the discretion to change these dates.

The changes described below are being made to the Principal Diversified Select Real Asset Fund’s Prospectus.

On or about September 1, 2023, change all references to the Principal Diversified Select Real Asset Fund to the Principal Real Asset Fund.
On or about September 1, 2023, on the Cover Page, delete the first sentence and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).

FEE TABLE AND SUMMARY
On or about September 1, 2023, under The Fund, delete the first sentence and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).

THE FUND
On or about September 1, 2023, delete the first sentence in the section and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

INVESTMENT STRATEGIES AND RISKS
On or about September 1, 2023, under Principal Investment Strategies, add the following after the second paragraph:
The Fund is considered non-diversified, which means it can invest a higher percentage of assets in securities of individual issuers than a diversified fund. As a result, changes in the value of a single investment could cause greater fluctuations in the Fund's share price than would occur in a more diversified fund.
On or about September 1, 2023, in the Principal Risks section, add the following to the alphabetical list of risks:
Non-Diversification Risk. A non-diversified fund may invest a high percentage of its assets in the securities of a small number of issuers and is more likely than diversified funds to be significantly affected by a specific security’s poor performance.
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